UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

⌧	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2023

OR

◻	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-38955

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

HarborOne 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

HarborOne Bancorp, Inc.

770 Oak Street

Brockton, Massachusetts 02301

HARBORONE 401(K) PLAN

TABLE OF CONTENTS

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan Participants of
the HarborOne 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the HarborOne 401(k) Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of HarborOne 401(k) Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Gray, Gray & Gray, LLP • gggllp.com • 781.407.0300 • 150 Royall Street, Suite 102, Canton, MA 02021

To the Administrative Committee and Plan Participants of
the HarborOne 401(k) Plan

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

Canton, Massachusetts
June 26, 2024

Gray, Gray & Gray, LLP • gggllp.com • 781.407.0300 • 150 Royall Street, Suite 102, Canton, MA 02021

HARBORONE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2023 and 2022

	2023	2022

ASSETS
Investments, at fair value:
Investments in mutual funds	$63,586,672	$58,890,279
Investment in common/collective trusts	2,638,725	2,626,848
HarborOne Stock Fund	9,626,860	13,696,370
Cash	1,587,968	1,754,692

Total investments, at fair value	77,440,225	76,968,189

Receivables:
Notes receivable from participants	1,005,704	1,099,602
Employer contributions	993,534	1,293,512
Dividends receivable	—	66,999

Total receivables	1,999,238	2,460,113

NET ASSETS AVAILABLE FOR BENEFITS	$79,439,463	$79,428,302

The accompanying notes are an integral part of these financial statements.

HARBORONE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2023

ADDITIONS
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$6,774,985
Interest and dividends	1,743,873
Total investment income	8,518,858

Interest earned on notes receivable from participants	70,861

Contributions:
Participant deferrals	3,380,983
Participant rollovers	180,764
Employer contributions	993,534

Total contributions	4,555,281

Total additions	13,145,000

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	11,767,049
Administrative expenses	138,936

Total deductions	11,905,985

NET INCREASE	1,239,015

TRANSFERS OF ASSETS	(1,227,854)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	79,428,302

End of year	$79,439,463

The accompanying notes are an integral part of these financial statements.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the HarborOne 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan that covers substantially all employees of HarborOne Bank (“Bank”). Established in 1997, the Plan provides retirement benefits.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration: The Bank is the Plan administrator. Certain administrative functions are performed by employees of the Bank, or its subsidiaries. No such employees receive compensation from the Plan. The Plan Administrator engages a third party, John Hancock Retirement Plan Services (“JHRPS”), to provide recordkeeping and administrative services.

Eligibility: Employees of the Bank who have reached 21 years of age are eligible to participate in the Plan and contribute a portion of their compensation. Employees who have reached 21 years of age become eligible for employer profit sharing contributions upon completion of twelve months of service.  To receive the employer profit sharing contribution, the employee must be employed as of the last day of the year.

Effective December 1, 2022, an employee who Is no longer eligible to participate in this Plan due to a change in employment status, and who becomes eligible to participate in the HarborOne Mortgage, LLC Retirement Plan, shall have their account, including any loan promissory notes, transferred from this Plan to the HarborOne Mortgage, LLC Retirement Plan. Similarly, an employee who is no longer eligible to participate in the HarborOne Mortgage, LLC Retirement Plan due to a change in employment status, and who becomes eligible to participate in this Plan, shall have their accounts, including any loan promissory notes, transferred from the HarborOne Mortgage, LLC Retirement Plan, to this Plan.

Contributions: Each year, participants may contribute up to the lesser of 100% of their pretax annual compensation, as defined in the Plan, or the limits set by the IRS. The Plan allows some or all of these contributions to be designated as after-tax Roth Deferral Contributions. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts received from any other retirement plan which satisfy the tax rules for rollovers.

The Bank may make discretionary matching contributions to the Plan based on a percentage of participant’s deferral contributions or equal to a specified dollar amount.  The Bank may choose to make an annual non-elective contribution each year. For the plan year ended December 31, 2023 the Bank made a non-elective contribution in an amount equal to 3.0% of each eligible participant’s compensation for the plan year.

Unless instructed otherwise by the participant, upon becoming eligible to participate in the Plan, 5% of the participant’s eligible compensation will be contributed to the Plan subject to annual limits set by the IRS.  This automatic deferral percentage is increased 2% per year up to a maximum of 15%, unless instructed otherwise by the participant.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN (CONTINUED)

Effective December 1, 2022, any individual who transfers employment from HarborOne Mortgage, LLC and becomes an employee of the Bank, shall have their active deferral elections under the HarborOne Mortgage, LLC Retirement Plan, if any, transferred to the Plan as soon as administratively possible following the date of such employment transfer. Such transferred employee shall not be subject to automatic contribution provisions.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, earnings (losses) thereon, and an allocation of the Bank’s contributions and Plan earnings.  Allocations of earnings (losses) are based on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment Options: Participants direct the investment of their contributions into various investment options offered by the Plan.

Calculation of Vested Benefits: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The vesting period for employer discretionary matching and non-elective contributions is as follows:

Years of Service	Vested %
Less than 2	0
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Effective December 1, 2022, with respect to any employer matching contributions transferred to the Plan from the HarborOne Mortgage, LLC Retirement Plan (the “Mortgage Plan”) with respect to Participants who were participants in the Mortgage Plan as of March 31, 2018, such participants shall have a nonforfeitable (vested) right to a percentage of the value of such transferred employer matching amounts as follows:

Years of Service	Vested %
Less than 1	0
1	25%
2	50%
3	100%

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN (CONTINUED)

However, with respect to participants who were participants in the Mortgage Plan on or after April 1, 2018, such participants shall have a nonforfeitable (vested) right to a percentage of the value of such transferred employer matching amounts as follows:

Years of Service	Vested %
Less than 2	0
2	50%
3	100%

Furthermore, with respect to any employer discretionary profit-sharing contributions transferred from the Mortgage Plan to this Plan, participants who were participants in the Mortgage Plan as of March 31, 2018, shall have a nonforfeitable (vested) right to a percentage of the value of such transferred amounts as follows:

Years of Service	Vested %
Less than 1	0
1	25%
2	50%
3	75%
4	100%

However, with respect to participants who were participants in the Mortgage Plan on or after April 1, 2018, any employer discretionary profit-sharing contributions transferred from the Mortgage Plan to this Plan, such participants shall have a nonforfeitable (vested) right to a percentage of the value of such transferred amounts as set forth in the ‘calculation of vested benefits’ footnote.

To the extent a participant’s account includes amounts which transferred to the Plan from the Mortgage Plan, as a result of such participant’s transfer of employment from HarborOne Mortgage, LLC to the Company, and such individual was a participant in the Mortgage Plan on March 31, 2018, then, if such participant separates from service on or after their attainment of age 55 (“early retirement age”), they shall have a nonforfeitable-interest in 100% of their account, if not otherwise 100% vested under the applicable vesting schedule and shall be entitled to receive distribution of their vested account. The foregoing provisions shall not apply to any individual who first became eligible to participate in the Mortgage Plan on or after April 1, 2018.

Forfeited Accounts: At December 31, 2023 and 2022, forfeited non-vested accounts totaled $74,036 and $36,319, respectively. This account may be used to pay administrative expenses and any remaining amounts can be used to reduce future employer contributions. During 2023, the forfeited non-vested accounts used to reduce the employer discretionary matching contribution and Plan expenses amounted to $40,429.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN (CONTINUED)

Plan Expense Reimbursement Account: As part of the recordkeeping and administrative service fee arrangement with JHRPS any service revenue received in connection with the Plan is used to offset the cost of plan services. JHRPS reimbursed to the Plan investment fund related revenue received to the Plan expense reimbursement account. Investment fund related revenue received by JHRPS typically include Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates. The Plan expense reimbursement accounts are used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as depreciation in investments. At December 31, 2023 and 2022, there was $30,918 and $34,095, respectively, in this account. During 2023, the cumulative amount of $67,745 was added to the account and $70,922 was used from the expense reimbursement account to fund plan expenses.

Notes Receivable from Participants: Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less.  Loans are secured by the balances in the participants’ accounts and bear interest at rates based on the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances which currently range from 4.25% to 9.50% at December 31, 2023. Principal and interest are paid ratably usually through payroll deductions. If participants terminate or retire, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.

Payment of Benefits: On termination of service due to death, disability, retirement, or other reasons, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account.  In-service withdrawals are also permitted for certain financial hardships or when a participant attains age 59½.

Participants are also allowed to take an in-service withdrawal of vested employer non-elective contributions that have been in their account for at least two years.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition: Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's management determines the Plan's valuation policies utilizing information provided by the investment advisers, trustees and other parties involved with the Plan.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2023 or 2022.

Risks and Uncertainties: The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits paid to participants are recorded when paid.

Operating Expenses: Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank.  Expenses that are paid by the Bank are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions: Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2020.

NOTE 3: FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -	inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access at the measurement date.

Level 2 -	inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
●	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	inputs that are unobservable for the asset or liability.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2023 and 2022.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trusts: Valued at the NAV of units of a collective trust.  The NAV, as provided by the fund manager, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

Cash: Valued at carrying value, which approximates fair value, and classified within Level 1 of the fair value hierarchy.

HarborOne Stock Fund: The fund is a unitized stock fund that consists of HarborOne Bancorp, Inc. common stock and short-term cash investments to provide liquidity.  Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means.  These investments are classified within Level 2 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2023
	Level 1	Level 2	Level 3	Total

Cash	$1,587,968	$—	$—	$1,587,968
Mutual Funds	63,586,672	—	—	63,586,672
HarborOne Stock Fund	—	9,626,860	—	9,626,860
Total assets in the fair value hierarchy	65,174,640	9,626,860	—	74,801,500
Investments measured at net asset value (a)	—	—	—	2,638,725

Total investments at fair value	$65,174,640	$9,626,860	$—	$77,440,225

	2022
	Level 1	Level 2	Level 3	Total

Cash	$1,754,692	$—	$—	$1,754,692
Mutual Funds	58,890,279	—	—	58,890,279
HarborOne Stock Fund	—	13,696,370	—	13,696,370
Total assets in the fair value hierarchy	60,644,971	13,696,370	—	74,341,341
Investments measured at net asset value (a)	—	—	—	2,626,848

Total investments at fair value	$60,644,971	$13,696,370	$—	$76,968,189

(a) In accordance with Subtopic 820-10, the common/collective trust investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Fair Value of Investments in Entities that Use NAV: The Plan invests in the Putman Stable Value PSVF 25 which is a common/collective trust. A common/collective trust invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies.  Participant assets may be deposited to or withdrawn from the common/collective trusts at the stated unit value as of the close of business on any business day, and there are no unfunded commitments.

NOTE 4: PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5: TAX STATUS

The Internal Revenue Service has determined by a letter dated August 25, 2022 that the Plan is designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6: RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

During the year, the Plan paid administrative expenses of $70,936 to JHRPS, who served as the third-party administrator to the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the year, the Plan also paid $28,000 to Gray, Gray & Gray, LLP, who provides audit services to the Plan, and $40,000 to MMA Securities, LLC who serve as the investment advisors to the Plan and therefore, these transactions also qualify as party-in-interest transactions.

Participants may allocate up to 25% of their account balance to the HarborOne Stock Fund. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. At December 31, 2023, the Plan held 785,465 shares of HarborOne Bancorp, Inc., common stock, with a fair value of $9,409,871 or $11.98 per share. For the year ended December 31, 2023, the Plan received dividend income of $190,168 from the HarborOne Stock Fund. At December 31, 2022, the Plan held 957,124 shares of HarborOne Bancorp, Inc. common stock, with a fair value of $13,304,024 or $13.90 per share. The HarborOne Stock Fund also held cash investments totaling $216,989 and $459,345 at December 31, 2023 and 2022, respectively. Because the Bank is the Plan Sponsor, transactions involving the Bank’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 7: PLAN TRANSFER OUT

During the year ended December 31, 2023, participants made eligible transfers from the HarborOne 401(k) Plan to the HarborOne Mortgage, LLC Retirement Plan (see Note 1).

NOTE 8: SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2023, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is June 26, 2024 which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

HarborOne 401(k) Plan
EIN No.: 04-1123040, Plan No. 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan Year Ending: 12/31/2023

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor	Description of investment, including maturity date, rate		Current
	or similar part	of interest, collateral, par or maturity value	Cost	value

*	HarborOne	HarborOne Stock Fund	**	$9,626,860

	American Funds	American Funds New Perspective R6	**	$1,292,493
	American Funds	American Funds New World R6	**	$712,363
	BlackRock	BlackRock High Yield Bond Instl	**	$1,095,341
	DWS	RREEF Real Assets Fund R6	**	$234,965
	Janus	Janus Henderson Enterprise N	**	$1,858,977
	Janus	Janus Henderson Triton N	**	$196,382
*	John Hancock	Retirement Living 2025 Lftm R6	**	$2,591,951
*	John Hancock	Retirement Living 2030 Lftm R6	**	$5,296,575
*	John Hancock	Retirement Living 2020 Lftm R6	**	$2,590,937
*	John Hancock	Retirement Living 2035 Lftm R6	**	$5,540,755
*	John Hancock	Retirement Living 2040 Lftm R6	**	$4,280,551
*	John Hancock	Retirement Living 2045 Lftm R6	**	$3,189,870
*	John Hancock	Retirement Living 2015 Lftm R6	**	$522,997
*	John Hancock	Retirement Living 2055 Lftm R6	**	$2,500,859
*	John Hancock	Retirement Living 2050 Lftm R6	**	$2,240,844
*	John Hancock	Retirement Living 2060 Lftm R6	**	$1,095,057
*	John Hancock	Retirement Living 2010 Lftm R6	**	$429,833
*	John Hancock	John Hancock Disciplined Value Mid Cap R6	**	$797,945
*	John Hancock	John Hancock Bond Fund R6	**	$1,901,214
	JPMorgan	JPMorgan Equity Income R6	**	$3,709,462
	JPMorgan	JPMorgan US Equity R6	**	$1,745,279
	JPMorgan	Undiscovered Mgrs Behavioral Value R6	**	$316,354
	MFS	MFS Intl Diversification Fd R6	**	$1,173,890
	PGIM	PGIM Global Total Returns Fund R6	**	$250,081
	Pioneer	Strategic Income K	**	$170,381
	Putnam	Stable Value PSVF 25	**	$2,638,725
	T. Rowe Price	T. Rowe Price Institutional Large Cap Growth	**	$5,049,126
	Vanguard	Vanguard 500 Index Adm	**	$7,340,830
	Vanguard	Vanguard Total Bond Market Index Adm	**	$1,552,569
	Vanguard	Treasury Money Market In	**	$1,587,968
	Vanguard	Vanguard Small Cap Index Adm	**	$1,700,722
	Vanguard	Vanguard Mid Cap Index Adm	**	$1,302,201
	Vanguard	Vanguard Total International Stock Index Adm	**	$905,868

*	Participant loans	Participant loans with interest rates of 4.25% to 9.50%, maturing through 2043	$-	$1,005,704

* Party-in-interest
** The cost of participant directed investments is not required to be disclosed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARBORONE 401(k) PLAN

June 27, 2024	By:	/s/ Susan Stewart
Susan Stewart Senior Vice President, Human Resources